Exhibit 12.1

D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						For the six months
	For the fiscal years ended September 30,					ended March 31,
	1999	2000	2001	2002	2003	2004
Consolidated pretax income before cumulative effect of change in accounting principle	$263,826	$309,224	$407,797	$647,507	$1,008,162	$608,408
Minority interests in pretax income of subsidiaries which have incurred fixed charges	—	—	—	1,283	8,779	1,590
Minority interests in pretax losses of majority owned subsidiaries which have incurred losses				(159)	(911)	(86)
Distributed income of 50%-or-less-owned affiliates, net of equity income or loss	—	—	—	668	605	—
Amortization of capitalized interest	58,153	69,566	91,401	136,142	219,424	107,663
Interest expensed	18,565	18,680	17,695	17,789	19,507	9,058

Earnings	$340,544	$397,470	$516,893	$803,230	$1,255,566	$726,633

Interest incurred	$83,090	$112,813	$139,914	$210,557	$253,795	$123,728

Fixed charges	$83,090	$112,813	$139,914	$210,557	$253,795	$123,728

Ratio of earnings to fixed charges	4.10	3.52	3.69	3.81	4.95	5.87